Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

November 4, 2008

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment No. 4 Filed October 15, 2008 (the “Form S-1/A4”)
SEC File No. 333-150526

We write on behalf of the Company in response to Staff’s letter of October 21, 2008 (the “Comment Letter”) signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing. In response to the Comment Letter, the Company had prepared and filed an Amendment No. 5 to the Form S-1 registration statement (the “Form S-1/A5”). We also enclose for your reference a black-lined copy of the Form S-1/A5 showing changes made to the Form S-1/A4 in response to Staff’s comments.

In addition to the Form S-1/A5, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-1/A5.

Bark Group Inc.

General

1.

We note your responses to prior comment one that the company now believes it will have sufficient distribution for trading on the OTC Bulletin Board, even if the repurchase right is exercised, as a result of share transfers completed by Bark Holding Ltd. and Venture Capital Alliance Ltd. We also note your response that each purchasing shareholder was required to execute a share transfer agreement.

Please disclose the material terms of such transfer agreements and whether there exist any provisions for such shares to be returned to the distributing shareholders, as we note the disclosure on page 46 indicating that the repurchase right associated with the $10 million financing was to enable the shareholders of Bark Corporation to avoid dilution. If not provisions for the return of shares exist, please revise your disclosure to clarify the circumstances surrounding the decision of at least two Bark Corporation shareholders to allow such dilution.

In response to Staff’s comment, the Company has amended the discussion regarding the share transfers completed by Bark Holding Ltd. and Venture Capital Alliance Ltd. under “Organization Since Incorporation – Reverse Acquisition Transaction of Bark Corporation” on Pages 48 and 49 in order to disclose the material terms of the share transfer agreements and the circumstances surrounding the decisions of these shareholders to complete transfers of their shares. The Company further advises that it is not aware of any agreements in existence for the shares transferred by Bark Holding Ltd. and Venture Capital Alliance Ltd. to be returned to them. In further response to Staff’s comment, the Company has expanded the discussion regarding the share transfers completed by Bark Holding Ltd. and Venture Capital Alliance Ltd. in order to disclose the circumstances surrounding these shareholders. Disclosure has also been added that the Company is not aware of any agreement pursuant to which these shares would be transferred back to Bark Holding Ltd. or Venture Capital Alliance Ltd., as applicable, in any circumstance.

Risk Factors, page 13
If we do not raise $10 million in equity financing … page 17

2.	We note that you filed this amendment after September 30, 2008. Please update in this location and throughout your registration statement to reflect the current status of the repurchase option.

In response to Staff’s comment, the Company has amended the Form S-1 in the following locations in order to confirm that the repurchase option has not been exercised as of the date of filing:

Sections	Page	Heading
Risk Factors	18

If we do not raise $10 million in equity financing and we elect to repurchase shares held by the original shareholders of Bark Group Inc., then we may not have sufficient public distribution for our shares to be publicly traded on the OTC Bulletin Board.

Plan of Distribution	30	No Known Agreements to Resell the Shares
Organization Since Incorporation	47 and 48	Reverse Acquisition Transaction of Bark Corporation
Organization Since Incorporation	51	Agreement with DeBondo Capital

Bark Group Inc.

Reverse Acquisition Transaction of Bark Corporation, page 44

3.

We note the disclosure on page 46 indicating that the repurchase right associated with the $10 million financing was to enable the shareholders of Bark Corporation to avoid dilution. If the repurchase right has not been effected, please revise your disclosure on page 46 to clarify the likelihood of the repurchase right in light of the maximum offering price for shares in this offering ($2.50), as well as how the minimum per share price in your proposed $10 million financing ($3.50) was determined.

In response to Staff’s comment, the Company has expanded the disclosure under “Organization Since Incorporation – Reverse Acquisition Transaction of Bark Corporation” on Page 48 in order to state that:

  the Company is not certain as to the likelihood of its ability to raise the $10 million financing on the terms contemplated in the engagement letter with PacificWave or on any other terms due to the termination of this agreement on September 30, 2008 as a result of the $10 million financing contemplated in the engagement letter not being completed by the September 30, 2008 termination date;

  while the Company plans to enter into negotiations with PacificWave for an extension to the engagement agreement, there is no assurance of any extension to or that the terms of the contemplated financing will not change;

  the Company does not have any arrangements in place for the $10 million financing and the current uncertainty in the capital markets means that there is a significant risk that it will not be able to raise this $10 million equity financing without a delay; and

  as a result, there is a risk that the Company will exercise this repurchase right.

Bark Group Inc.

In addition, the Company has provided additional disclosure under “Organization Since Incorporation – PacificWave Engagement Agreement” on Page 51 as to how the $3.50 per share offering price referred to in the PacificWave engagement agreement was determined.

Consolidated Statements of Operations, page F-23

4.

We note that you present consolidated net loss on the face of the income statement. Please refer to SAB Topic 6B and revise to present a separate line on the face of the income statement to disclose income applicable to common shareholders. Please revise accordingly in all applicable areas of your document.

In response to the Staff’s comment, the Company has revised its financial statements to present loss available to common shareholders on the face of the consolidated statement of operations for the year ended December 31, 2007 and the six month periods ended June 30, 2008 and 2007. Additionally, the Company has amended all other applicable areas of the Registration Statement to reflect this revised presentation.

Please advise if you have any questions or comments regarding the Form S-1/A5.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc. Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre, Chief Financial Officer